SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (“Company”) informs that its Board of Directors, in a meeting held on October 29, 2025, approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Resolution 77/2022, a share buyback program for the repurchase of shares issued by the Company up to the limit of 208,000,000 common shares (“Program”), with the primary purpose of cancelation, and the shares not canceled may be held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company's share-based compensation plans. The Program will be in effect until April 29, 2027, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, prepared and disclosed today as provided on Exhibit G of CVM Resolution 80/2022.

The Company has 4,253,039,958 outstanding shares as defined in CVM Resolution 77/2022. The acquisition will be recorded as a debit on the capital reserve in the balance sheet dated as of September 30, 2025. The transaction will be carried out through Santander Corretora de Câmbio e Valores Mobiliários S.A. (CNPJ No. 51.014.223/0001-49), Ágora Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 74.014.747/0001-35), and Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 09.605.581/0001-60).

Additional information about the Program is available to shareholders on the websites of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/en?set_language=en), B3 S.A. - Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/) and the Company (https://ri.ambev.com.br/en/).

São Paulo, October 29, 2025.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer